24-10106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





05046838

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MARTIANS INCORPORATED

(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction or incorporation of offering)

1000 Quail Street, Suite 250
Newport Beach, California 92660
(949) 724-9095 - (866) 996-6632
www.martiansinc.com

(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Alan W. Curtis, Attorney At Law
359 San Miguel Drive, Suite 200
Newport Beach, California 92660
(949) 718-6300

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

6174
(Primary Standard Industrial
Classification Code Number)

65-1176063
(I.R.S. Employer
Identification Number)

Offering Circular

MARTIANS INCORPORATED

(a California Corporation)

RECEIVED
MAR 16 2005
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPAN

1000 Quail Street, Suite 250
Newport Beach, CA 92660
949-724-9095 – 866-996-6632
www.martiansinc.com

900,000 Preferred Shares with 1,800,000 Warrants (Common) Attached

The Units are being offered at a price of $5.00 per Unit and only to individuals residing in jurisdictions where the securities have been qualified. Each Unit consists of one (1) share of Series A Preferred Stock at a par value of $5.00 per share (the "Preferred Stock") of Martians Incorporated (the "Company") and two (2) Class A Non-Redeemable Warrants, which are immediately detachable, and separately tradable (the "Non-Redeemable Warrants")(1) Prior to this Offering, there has been no public market for any of the Company's Securities and there *can be no assurance that a trading market will develop. (See "PLAN OF DISTRIBUTION" for factors considered in* determining the offering price.)

THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. FOR INFORMATION CONCERNING CERTAIN SIGNIFICANT INVESTMENT FACTORS, SEE "RISK FACTORS".

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public (2)	Underwriting discount and Commissions (3)(4)	Proceeds to Issuer or other persons (5)
Per Unit	$5.00	$0.50	$4.50
Total Minimum	$500,000	$50,000	$450,000
Total Maximum	$4,500,000	$450,000	$4,050,000

See Notes on Inside Cover Page

The issuer is offering these securities on a "best efforts" basis and may pay out, from the proceeds of this offering, to licensed securities broker-dealers and/or certain individuals, assisting in the sale and placement of these securities, commissions, placement or referral fees not to exceed a total of ten percent of the gross purchase price subscribed and are subject to prior sale, allotment, withdrawal, cancellation or modification of the Offer without notice; to approval of certain legal matters by Counsel; and to the exclusive right to reject any order, in whole or in part. (See "PLAN OF DISTRIBUTION)

MARTIANS INCORPORATED

THE DATE OF THIS CIRCULAR IS AS OF THE DATE OF QUALIFICATION BY THE SECURITIES AND EXCHANGE COMMISSION

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this amendment to its offering statement, as follows:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on March 15, 2005.

MARTIANS INCORPORATED



By ______________________
Dan Scheuer, Chairman, President,
Chief Executive Officer and Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Dan Scheuer, Chairman, President,
Chief Executive Officer and Chief Financial Officer

3/15/2005
Date



Edwin J. Vaughn, Director, Executive Vice-President,
Chief Operating Officer and Secretary

3/15/2005
Date